Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM TECHNOLOGIES, INC. SALES FORCE Q&A]
Sales Force
BUSINESS COMBINATION OF
TTM TECHNOLOGIES, INC. AND MEADVILLE HOLDINGS PCB
KEY MESSAGES — Q&A
Key Messages
TTM’s proposed business combination with Meadville PCB will financially and competitively strengthen both companies by creating a one-stop global manufacturing solution for our commercial customers.
This deal will once again position TTM for dynamic commercial growth which will reinforce TTM’s ability to continue to invest in our North American defense and high technology operations.
Meadville is the right partner to enhance TTM’s PCB business. Meadville is a leading volume manufacturer of higher technology PCBs that will complement TTM’s product offering and customer mix. Meadville is well positioned for growth in Asia and has key relationships with customers in Asia, North America and Europe.
The combination of TTM and Meadville will create the leading PCB manufacturer in terms of product offering, financial strength and global service. The new company will have leading positions across diversified end markets that will include an impressive list of Tier-1 customers around the world.
Possible Q&A

1.	Q:	Who is Meadville?

	A:	Meadville is headquartered in Hong Kong and operates seven facilities in mainland China and one in Hong Kong. It is one of the leading PCB manufactures in China with 2008 revenue of US $669 million and over 12,000 employees. The company focuses on the production of higher technology commercial PCBs, flexible and rigid-flex circuits and chip carrier substrates. Major customers include well known global OEM and EMS customers from China, Japan, South Korea, North America and Europe. Leading end market applications include wireless and land line infrastructure, notebook and server computing products, cellular phones and other consumer hand held products.

More information on Meadville can be found on their website: www.meadvillegroup.com.

2.	Q:	Why is TTM doing this transaction?

	A:	The combination of TTM and Meadville will be a transformational event, creating one of the world’s leading PCB products and backplane assembly companies with state of the art production capabilities in both the North America and Asia/Pacific regions. In total, the combined scale, complementary product capabilities and market breadth of these two industry leaders will create significant competitive advantages for TTM which, in turn, will better position the company to support our customers’ evolving needs for cost effective printed circuit board and backplane assembly product solutions.

3.	Q:	What does this deal mean to me as a customer?

	A:	The resulting integrated sales force and manufacturing operations will provide our commercial customers with a legitimate one-stop global supply solution, capable of supporting a broad range of PCB and backplane product technologies throughout the entire product life cycle. Furthermore, by strengthening our ability to compete and grow in commercial markets, this transaction will reinforce TTM’s ability to invest in its technology leadership positions and to continue to grow as the leading supplier of custom aerospace & defense PCB products in North America.

4.	Q:	When will the transaction take effect?

	A:	The transaction is subject to various regulatory and government approvals, and the approval of both companies’ shareholders. It is currently anticipated that the deal will close during the first quarter of 2010.

5.	Q:	What is the immediate effect on my day to day relationship with TTM?

	A:	Until the deal closes, both companies must continue to operate independently. TTM will continue to run business as usual. We will continue to conduct our existing relationships with customers and business partners as we do now.

6.	Q:	I am a military customer; how does this deal help me and why should I be comfortable with it?

	A:	This deal allows TTM business to grow as opposed to shrinking over time as a niche U.S. supplier. It is good for our military customers if TTM has a healthy and diversified base of commercial and military customers. The PCB business requires routine significant capital investment which is enabled by a growing top line of profitable business.

We are working closely with the Department of Defense (DOD) and the Committee on Foreign Investment in the U.S. (CFIUS) to ensure the protection of national security.

7.	Q:	Who will be my main point of contact with TTM going forward?

	A:	Until the deal closes, both companies must continue to operate independently. TTM will continue to run business as usual. We will continue to conduct our existing relationships with customers and business partners as we do now.

8.	Q:	What are the terms of the transaction?

	A:	As part of the transaction, TTM will acquire Meadville’s PCB business in exchange for an equity purchase price of approximately $521 million which will be payable in the form of cash and TTM common stock, plus the expected assumption of bank debt at closing. This implies a transaction enterprise value of approximately $936 million. The debt being assumed is in the form of a new fully committed bank facility with a syndicate of seven leading Asian banks.

9.	Q:	Will any of the TTM factories that supply my product be closed as a result of this combination?

	A:	The Meadville footprint expands and enhances TTM’s facility specialization strategy. The combination of the two companies creates a global one-stop solution for customers that we expect will open new opportunities for additional business. There are no planned facility closures as part of this transaction.

10.	Q:	How will the company be managed after the transaction?

	A:	We believe that our “global presence, local knowledge strategy” will be key to future success. This transaction will strengthen the combined companies’ presence in both the US and Asia. TTM corporate headquarters will remain in Santa Ana, California and the Asian PCB operations will be headquartered in Hong Kong led by the existing Meadville management team.

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by the company.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.